December 14, 2007
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Amanda McManus, Esq.- Branch Chief
Julie Bell, Esq.
Jeffrey Sears
Michael Fay

Re:	Platinum Studios, Inc. (the “Company”)
Registration Statement on Form SB-2
Filed October 12, 2007
File No. 333-145871

Ladies and Gentlemen:

We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated November 21, 2007.  Each comment is followed by the Company’s response.

Prospectus

The Offering, page 8

1.           We note your response to our prior comment 6. Please explain why you price the shares at $0.10 per share, which is the price the selling shareholders purchased them at. By so doing you prohibit them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

Response:
The price of $0.10 per share is the price at which the selling shareholders purchased their shares. The Company has revised to indicate that the selling shareholders may sell in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. Please see disclosure on page 4 of the Registration Statement.

61 BROADWAY    NEW YORK, NEW YORK  10006
T 212-930-9700  F 212-930-9725   www.srff.com

Risk Factors, page 9
We May Incur Liabilities That We Might Be Unable to Repay In The Future, page 13

2.           Please advise or revise to clarify the discrepancy between this risk factor disclosing the Short-Term Notes Payable to Shareholder as of June 30, 2007 as $1,267,100 and the financial statements disclosing the Short-Term Notes Payable to Shareholder as of June 30, 2007 as $1,004,003.

Response: The Company has revised the financial statements to include 3rd Quarter results. We have revised the risk factor to revise the discrepancy. Short-Term Notes Payable to Shareholder at September 30, 2007 of $834,850 ties to the financial statements disclosure of Short-Term Notes Payable to Shareholder as of September 30, 2007 ($745,850 + $89,000). Please see revised risk factor on page 13 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations page 17

3.           Please expand your discussion to briefly describe your typical fee arrangements. We note in this regard your disclosure in the first paragraph on page 19 that no fee was paid in connection with the option for Witchblade from Top Cow.

Response: We have disclosed on page 20, that there are no standard fee arrangements in our business. The terms of each deal will vary from studio to studio and project to project. In some instances we may pay a fee for an option, in others we may not.

4.           We have reviewed your response to our prior comment number 14. We have also reviewed the AT&T Sponsorship Agreement provided as Exhibit 10.11 to your registration statement on Form SB-2. Based upon our review of the sponsorship agreement, it appears that i) AT&T is and will be the “presenting sponsor” of the comic book challenge for the years 2007, 2008, and 2009 and ii) AT&T was granted a limited, non-transferable license to use the Platinum Marks in connection with the advertisement and promotion of the CBC and AT&T’s sponsorship thereof, during the applicable Term. Based upon your response to our prior comment, approximately 9% of the revenue that you recognized during the six-month period ending June 30, 2007 relates to the AT&T Sponsor Agreement for the Comic Book Challenge (the “Sponsorship Agreement”). As such, it appears that you may have recognized the full $150,000, which was related to the 2007 Comic Book Challenge and was due within five business days of the effective date of your agreement, during the six-month period ended June 30, 2007. Given that the sponsorship agreement did not become effective until May of 2007, please tell us whether the Comic Book Challenge and/or the related sponsorship activities were completed prior to June 30, 2007. Alternatively, if you have recognized the $150,000 received from AT&T as revenue upon receipt, please tell us why you believe your accounting treatment is appropriate.

Response:  The Company recognized revenue in accordance with guidance provided in Securities and Exchange Commission Staff Accounting Bulletin No. 104 “Revenue Recognition” (an amendment of Staff Accounting Bulletin No. 101 “Revenue Recognition”) (“SAB 104”).  Under the SAB 104 guidelines, revenue is recognized when the earnings process is complete.  This is considered to have occurred when:

a)	Persuasive evidence of an agreement between the customer and the Company exists. – The Licensing, Services and Sponsorship Agreement was made and entered into on May 29, 2007.

b)
When the properties are made available to the licensee and the Company has satisfied its obligations under the agreement. –  1) the submission dates for the 2007 Comic Book Challenge, began on May 1, 2007 and ended on May 31, 2007.  2) Platinum provided the CBC content for each of the top 50 CBC contestants to AT&T prior to notifying the top 50 CBC contestants around June 15, 2007.  3) Platinum had provided the official CBC logo to AT&T prior to June 30, 2007.  4) Platinum had granted to AT&T the exclusive right to be the “Presenting Sponsor” for the CBC under the agreement executed May 29, 2007.

c)
When the fee is fixed or determinable and when collection is reasonably assured. – The 2007 Fee of $150,000 was fixed in the executed agreement, the fee had been fully received by Platinum prior to June 30, 2007, and in the event of termination right exercise, Platinum was entitled to receive 100% of the 2007 Fee.

Platinum had fulfilled its responsibilities under the agreement prior to June 30, 2007.  Any additional advertising, blue-room portal or platform activities were AT&T’s responsibility.

Liquidity and Capital Resources, page 20

5.           We note your response to our prior comment number 18. Please expand your discussion to describe the requirements for which you expect to require $2,400,000.

Response:  The Company has revised to include an expansion of the discussion of capital requirement.  Please see page 21 of the Registration Statement.  The expanded discussion includes the following: We are currently projecting operational cash requirements of $2,400,000 over the next six months including planned cash requirements for IP content development of $200,000, $400,000 for promotion and marketing, $200,000 for accounting and legal expenses related to our public reporting obligations, $200,000 for outside legal expenses related to independent film financing, and $1,400,000 for working capital.  Although we are currently evaluating potential avenues of financing, we have no definitive plans at this time for additional funding and we may undertake additional debt or equity financings to meet these or future long-term needs to better enable us to grow and meet our operating and capital requirements.

Management, page 31
Executive Officers, Directors and Key Employees, page 31

6.           Please disclose how long Mr. Rosenberg has served as Chief Executive Officer and Mr. Altounian has served as a Director.

Response: The Company has revised to disclose that Mr. Rosenberg has served as Chief Executive Officer since September 15, 2006 and Mr. Altounian has served as a Director since September 2006. Please see page 31 of the Registration Statement.

Conflict of Interest, page 33

7.           Please describe what is meant by a loan-out corporation.

Response: The Company has revised to include a description of a loan –out corporation. Please see page 34 of the Registration Statement.

Code of Ethics, page 34

8.           The code of ethics does not appear to be available on the website www.platinumstudios.com. Please make the code of ethics available on the website and disclose the steps to arrive at the code of ethics through the website.

Response: The Company has made the Code of Ethics easily accessible on our website. The Company has disclosed on page 34 of the Registration Statement the steps to arrive at the code of ethics through our website.

Executive Compensation, page 34

9.           In the first table under this heading, there appears to be three footnotes shown in the table but no corresponding footnote text appears below the table. Please advise or revise to clarify this discrepancy.

Response:
The Company has revised to include the corresponding footnote text. Please see page 35 of the Registration Statement.

Financial Statements for the Period Ended June 30, 2007
Balance Sheet, page F-1

10.           We have reviewed your revised disclosures provided in response to our prior comment number 17. However, we note that your working capital deficit of $1,202,574 at June 30, 2007 -- as disclosed in MD&A and elsewhere in your document — does not agree to the difference between the total current assets and total current liabilities disclosed in your balance sheet as of June 30, 2007. In this regard, we note that the “short-tern notes payable to shareholder” balance disclosed in your June 30, 2007 balance sheet only reflects your expected principal payments through December 31, 2007- However, based upon the disclosure of your working capital deficit at June 30, 2007, as well as your debt footnote, it appears that you may be obligated to pay additional principal amounts between January 1, 2008 and June 30, 2008, which should also be classified as current liabilities in your June 30, 2007 balance sheet. As such, please revise your balance sheet as of June 30, 2007 to report all debt obligations due within 12 months of your balance sheet date as current liabilities. Alternatively, please tell us why you do not believe that a revision is necessary.

Response:

The working capital deficit amount of $1,741,695 for the September 30, 2007 financial statements,  matches the amount recorded in the MD&A and elsewhere in the document.

The short and long-term debt footnote for future principal payment obligations headings has been changed.  The five year commitment schedule in prior period financial statements correctly reflected the principal amounts to be paid according to the terms of the notes.  However the  prior financial statement headings did not reflect the correct time period the principal amounts were to be paid.  Therefore no revision to the commitment schedule is necessary.

Financial Statements for the Fiscal Year Ended December 31, 2006
Statement of Cash Flows, page F-16

11.           You state that you have revised your statement of cash flows in accordance our prior comment number 30. However, we note that no supplemental data has been provided with regard to the amount of interest that has been accrued and recognized as additional loan principal during each period for which a statement of cash flows has been presented. Furthermore, we note that your disclosure in Footnote 8 to your financial statements for the period ended December 31, 2006 and Footnote 9 to your financial statements for the period ended June 30, 2007 has been revised to remove the language that indicated that the principal balance of certain of your loans included accrued interest. In this regard, please clarify whether any amount of interest accrued in prior periods has been accounted for and reported as additional loan principal. If so, please provide the supplemental cash flow disclosure that was requested in our prior comment.

Response:
No amount of interest accrued in prior periods has been accounted for and included in the principal balance of notes payable.  The prior financial statement footnote for short and long-term debt incorrectly stated that accrued interest was included with the principal balance.  This language was removed from the footnote to correctly describe the terms of the note payable.  Because no accrued interest was added to the principal balance, no supplemental disclosure was needed in the cash flow statement for all periods presented.

Other

12.           Please provide updated financial statements that meet the requirements of Rule 310(g) of Regulation S-B, in the next amendment to your registration statement on Form SB-2.

Response:
The Company has included financial statements for the quarterly period ended September 30, 2007.

Part II. Information Not Required In Prospectus

Exhibit 5.1

13.           We note your response to our prior comment 38 and reissue in part. Please specifically identify in the opinion all types and classes of securities being offered by the registration statement.

Response:
We have revised to identify in the opinion all types and classes of securities being offered by the registration statement.

14.           Please provide an opinion that the securities are “duly authorized.”

Response:
We have revised our opinion to provide that the securities are duly authorized.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.  Thank you in advance for your prompt review and assistance.

If you have any questions, please contact the undersigned.

Very truly yours,

By:	/s/ Marcelle S. Balcombe
Marcelle S. Balcombe

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